Filed by Hawaiian Airlines, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        filed pursuant to Rule 14a-12 of the
                                        Securities Exchange Act of 1934

                                        Subject Company: Hawaiian Airlines, Inc.
                                        Commission File No. 001-08836





         TurnWorks Acquisition III, Inc. and Hawaiian Airlines, Inc. have filed a preliminary joint proxy statement/prospectus and other relevant documents with the SEC relating to the proposed transaction. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (WWW.SEC.GOV), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700).

THE FOLLOWING IS A PRESS RELEASE ISSUED BY HAWAIIN AIRLINES, INC. ON APRIL 18, 2002.



FOR IMMEDIATE RELEASE                   Contact:        Keoni Wagner
Thursday, April 18, 2002                                (808) 838-6778
                                                        wagner@hawaiianair.com





             HAWAIIAN AIRLINES FORMALLY TERMINATES MERGER AGREEMENT


                  HONOLULU - Hawaiian Airlines, Inc. (AMEX and PCX: HA) announced today that it has given formal notice to TurnWorks, Inc. and Aloha Airgroup, Inc. that it is terminating their December 19, 2001 Merger Agreement because the April 18, 2002 outside date for completing the merger has not been met.

                  John W. Adams, Chairman of Hawaiian Airlines, stated: "This notice is a formality under the Merger Agreement. Based on the other parties' public announcements and ceasing of merger activities after we announced that Hawaiian was not going to extend the April 18 outside date set forth in the agreement, we believe that all of the parties had abandoned the merger, effectively terminating the agreement."

ABOUT HAWAIIAN AIRLINES

                  Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii.

                  Additional information on Hawaiian Airlines is available online at WWW.HAWAIIANAIR.COM.

                                    - more -

Hawaiian Airlines Formally Terminates Merger Agreement
April 18, 2002
Page 2





                  TurnWorks Acquisition III, Inc. and Hawaiian Airlines, Inc. have filed a preliminary joint proxy statement/prospectus and other relevant documents with the SEC relating to the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700).



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